Exhibit 99.3

ZenaTech Announces its 21st Acquisition, Expanding National Drone as a Service Network and Pacific Northwest Footprint to Serve Business and Government

Vancouver, British Columbia, (April 9, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that it has completed its 21st acquisition, adding to its national expansion of Drone as a Service U.S. locations. The acquisition of Andy Paris & Associates, a Lake Oswego, Oregon-based, long-established land surveying firm, strengthens ZenaTech’s customer base and presence in the Portland area, accelerating drone-enabled inspections, surveys, and other services in the Pacific Northwest region for business and government customers.

“Strengthening the Pacific Northwest operations puts us right at the intersection of forestry and environmental monitoring, critical energy infrastructure, and ports and logistics surveillance, which is exactly where Drone as a Service delivers the most value for mission-critical operations,” said Shaun Passley, Ph.D., ZenaTech CEO. “DaaS goes beyond flying drones by providing an AI-driven autonomy platform that turns aerial operations into continuous, actionable intelligence while automating manual, labor-intensive tasks. We’re delivering efficiency in the field, and high-value data and insights that help business and government make faster, smarter decisions at scale.”

Andy Paris & Associates, founded in 1952, provides boundary, topographic, and construction staking surveys supporting commercial and infrastructure development for customers across Oregon and Washington states. Its longstanding relationships and presence complement ZenaTech’s existing Portland area DaaS location, creating a unified base for scalable DaaS expansion in the region.

The company’s Drone as a Service strategy entails building a scalable AI drone automation platform delivered through a network of locations, integrating its ZenaDrone drones to streamline legacy workflows, while providing centralized accelerated drone data analytics, and expanding service capabilities across multiple services improving speed, precision, safety and smart data access.

ZenaTech’s Drone as a Service platform is designed to provide business and government clients with subscription and usage-based access to fast and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by longstanding, existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company has a total of 24 international DaaS locations and is continuing to expand its network and portfolio of services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.